EXHIBIT 99.1

Molecular Partners Confirms Ensovibep Retains Neutralization of Omicron Variant of SARS-CoV-2 in Preclinical Studies

  Laboratory studies using full Omicron pseudovirus confirm ensovibep maintains ability to neutralize the variant with very high potency, relative to substantial reductions in neutralizing potency across numerous anti-SARS-CoV-2 antibody drugs
  Ensovibep continues to retain potent neutralization against all prior SARS-CoV-2 viral variants of concern, with an IC50 in the single digit ng/ml range
  Ensovibep is currently being evaluated in a global Phase 2-3 study (EMPATHY) in collaboration with Novartis

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Dec. 12, 2021 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR:

Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today announced that preclinical studies confirm that ensovibep maintains full neutralization of Omicron pseudoviruses that contain the identical mutations of the viral variant. In a panel of biologic drugs tested against the original (wild type) and Omicron variants of SARS-CoV-2, ensovibep maintained a uniformly high neutralizing potency across wild type and Omicron variants, while substantial reduction in potency was observed for numerous antibody drugs, both approved and investigational.

“Omicron is the latest example of the pandemic’s continual evolution, with each variant potentially presenting new global threats, including reduction of the efficacy of approved vaccines and therapeutics,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners. “Ensovibep was designed to hold up against such viral mutations, understanding that a multispecific approach should prove superior to the first generation of monoclonal antibodies, which had previously offered significant benefit. We believe that our antiviral DARPin is well positioned to continue to outcompete future viral mutations.”

The study design and results are intended for publication in an upcoming peer-reviewed journal. This data comes from studies conducted in collaboration with the Centre Hospitalier Universitaire Vaudois (CHUV) in Switzerland and the National Institutes of Health (NIH) in the United States. Throughout its development, ensovibep has been consistently tested in vitro against all emerging variants of concern and variants of interest and has retained high potency against each.

Ensovibep is currently being evaluated in EMPATHY, a global Phase 2-3 study designed to explore and confirm the efficacy and safety of ensovibep for the treatment of COVID-19 in patients who are in the early stages of infection to prevent worsening of symptoms and hospitalization. Molecular Partners’ collaboration partner, Novartis, is conducting this clinical trial, with Molecular Partners as a sponsor. The Phase 2 portion of EMPATHY has enrolled patients across six countries. Topline data for the first 400 patients are expected in early 2022.

About ensovibep’s unique tri-specific mechanism designed to address viral variation:
By the merits of its design, ensovibep contains three individual DARPin domains which are highly neutralizing to SARS-CoV-2. When constructed into a single molecule, ensovibep protects against mutational burden through a process known as cooperative binding. The cooperative binding of all three DARPin domains allows potent binding on the spike protein. Even if one of the three binders loses some binding capacity due to a mutation, it is still strongly supported by the other binding domains. This unique mechanism is designed to allow ensovibep to efficiently protect against a multitude of variants.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of ophthalmology, oncology and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, including expectations regarding timing of clinical trials or the potential therapeutic and clinical benefits of Molecular Partners’ product candidates, including ensovibep’s potency against future viral mutations and variants of SARS-CoV-2. These statements may be identified by words such as “expect”, “may”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include our ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; our reliance on third party partners and collaborators over which we may not always have full control; our plans to develop and potentially commercialize our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and ability to achieve market acceptance of our product candidates; the potential impact of the COVID-19 pandemic on our operations or clinical trials; the risk that testing may not confirm the efficacy of ensovibep against a virus that recapitulates all the mutations simultaneously (a full Omicron pseudo-variant); our plans and development of any new indications for our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; our ability to identify and in-license additional product candidates; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Registration Statement on Form F-1 filed with Securities and Exchange Commission (SEC) on June 14, 2021 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, Ph.D.
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952